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555 Twelfth Street, NW Washington, DC 20004-1206

September 24, 2013

VIA EDGAR

Geoff Kruczek

Attorney-Adviser

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Michael Baker Corporation
Schedule TO-T filed by CDL Acquisition Co. Inc. and Integrated Mission Solutions, LLC
Filed September 9, 2013
File No. 005-31270

Dear Mr Kruczek:

On behalf of our clients, D.C. Capital Partners L.L.C. (“DC Capital”), Integrated Mission Solutions, LLC (“IMS”) and CDL Acquisition Co. Inc. (“Purchaser”, and together with IMS, the “Filing Persons”), we have set forth below the responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 17, 2013 (the “Comment Letter”) with regard to the Filing Persons’ Tender Offer Statement on Schedule TO-T (the “Schedule TO”) filed on September 9, 2013, in connection with Purchaser’s tender offer (the “Offer”) for the outstanding shares of common stock of Michael Baker Corporation (“Baker”). The headings and pages below correspond to the headings and pages in the Comment Letter and Offer to Purchase, respectively. To facilitate your review, we have restated the comments from the Comment Letter below and provided our response immediately following the comment.

Schedule TO

1.	We note that only CDL Acquisition and Integrated Mission Solutions filed and signed this Schedule TO. Please tell us how you determined that Thomas Campbell and D.C. Capital Partners are not bidders in this tender offer.

Response: We have reviewed the requirements of Rule 14d-1(g)(2) and Section II.D.2 of the Current Issues Outline (the “Outline”). We note that the Staff stated that “the fact that the parent company or other persons control the purchaser through share ownership does not mean that the entity is automatically viewed as a bidder.” We further note that the Staff stated that it will not ordinarily go further up the chain of ownership if a named bidder is an established entity with substantive operations. The Filing Persons note that IMS is an established entity with substantive operations and assets apart from those related to the Offer. Purchaser is an acquisition vehicle that was formed by IMS for the purpose of making the Offer and consummating the merger with Baker. IMS owns operating subsidiaries that, on June 30, 2013, had total assets of approximately $285 million, including cash and cash equivalents of approximately $26 million, and for the trailing twelve months ended June 30, 2013, had revenues of approximately $398 million.

The Filing Persons have concluded that Mr. Campbell and DC Capital are not bidders for purposes of Regulation 14D and Section II.D.2 of the Outline. Mr. Campbell is the founding partner of DC Capital and may be deemed to control IMS through direct and indirect ownership of a majority of the equity of IMS. DC Capital also provides management services to IMS’s operating subsidiaries. As disclosed in the Offer to Purchase, Mr. Campbell, in his personal capacity, currently owns roughly 5% of the outstanding shares of Baker. However, the Offer is being made by the Filing Persons, one of whom - IMS - is a substantial entity. Thus, we believe it is unnecessary for the Staff to go any further up the chain of ownership to analyze whether IMS’s control persons are bidders.

As disclosed in the Offer to Purchase, Mr. Campbell has made a substantial equity commitment to support the Offer, and both Mr. Campbell and DC Capital were involved throughout the entire negotiation with Baker, particularly with respect to the early discussions amongst the parties. As disclosed in the Offer to Purchase, in late 2011 DC Capital began exploring potential sectors for acquisitions by KS International LLC (“KSI”), which is now a subsidiary of IMS, and identified the high-end engineering sector (and eventually Baker) as an area for potential growth for KSI. These actions by DC Capital were taken in accordance with its duties under its management agreement with KSI, and were done for the benefit of KSI and its parent entity, IMS. Purchaser and IMS later entered into the Merger Agreement, which was negotiated with Baker on behalf of Purchaser and IMS. Notably, neither Mr. Campbell nor DC Capital is a party to the Merger Agreement. Mr. Campbell and DC Capital are not making the Offer, and the Offer is not being made on their behalf. Mr. Campbell and DC Capital, in participating in the negotiation and discussions with Baker, were acting as advisors to IMS, consistent with their contractual commitment to provide management and transaction advisory services to IMS’s operating subsidiaries. In response to the Staff’s comment, we have added disclosure in the Offer to Purchase to clarify that DC Capital has entered into management agreements with certain subsidiaries of IMS pursuant to which DC Capital has agreed to provide general management, transactional, financial and other corporate advisory services for such companies.

Finally, the Filing Persons do not believe that there is any material information about DC Capital and Mr. Campbell that has not been disclosed that would impact the decision of Baker shareholders to tender shares in the Offer.

Offer to Purchase

Acceptance for Payment and Payment, page 4

2.	In the last paragraph on page 4, the disclosure indicates that the bidder reserves the right to transfer or assign the right to purchase shares pursuant to the offer. Please confirm your understanding that any entity to which the bidder assigns the right to purchase shares in the offer must be included as a bidder in the offer. Including additional bidders may require the bidder to disseminate additional offer materials and to extend the term of the offer.

Response: In response to the Staff’s comments, we confirm that it is our understanding that any entity to which the bidder assigns the right to purchase shares in the Offer must be included as a bidder in the Offer and that the addition of one or more bidders may require the dissemination of additional Offer materials and an extension of the term of the Offer.

Determination of Validity, page 7

3.	We note the disclosure that indicates your determinations are final and binding. Revise to state that holders may challenge your determinations in a court of competent jurisdiction. Please also make corresponding revisions elsewhere in your document.

Response: In response to the Staff’s comment, the Filing Persons have revised the disclosure on page 7 of the Schedule TO under “Determination of Validity” to state that holders may challenge our determinations in a court of competent jurisdiction. The Filing Persons have also made corresponding revisions elsewhere in the document, including the other occurrences on page 7 of the document.

Source and Amount of Funds, page 14

Debt Commitment, page 15

4.	Please revise to include a summary of the material terms of each loan agreement or arrangement. Refer to Item 1007(d)(1) of Regulation M-A.

Response: The information requested by the Staff has been previously reported as Exhibit 6 to Amendment No. 3 of the Schedule 13D filed by Thomas J. Campbell with the Securities and Exchange Commission on July 29, 2013. The Filing Persons incorporated this information by reference, and clearly instructed holders of shares to review this information when the Filing

Persons provided as follows on page 14: “The following summary of certain financing arrangements in connection with the Offer and the Merger is qualified in its entirety by reference to the applicable arrangements described below. Copies of the equity commitment letter between Thomas J. Campbell and IMS (the “Equity Commitment Letter”) and debt commitment letter with Jefferies Finance (the “Debt Commitment Letter”) are filed as Exhibits (b)(2) and (b)(1) to the Schedule TO filed with the SEC and are incorporated by reference herein. Shareholders are urged to read the Equity Commitment Letter and Debt Commitment Letter for a more complete description of the provisions summarized below.”

The Debt Commitment Letter contains detailed terms, including those related to term, collateral and interests rates. The Filing Persons believe that the Offer to Purchase, including pages 14-16 thereof and the incorporation by reference of the Debt Commitment Letter, adequately summarizes the contemplated loan arrangements in accordance with Item 1007(d)(1) of Regulation M-A.

5.	We note that a substantial portion of the financing to purchase shares in the offer will be pursuant to a Notes Offering or a Bridge Loan Facility. Please revise to clarify whether the Notes Offering is the primary or alternative source of financing. If the Notes Offering is the primary source of financing, then it would appear that the offer is not financed. Generally, when an offer is not financed, or when a bidder’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. In addition, if the Notes Offering is the primary source of financing, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer.

Response: The Filing Persons acknowledge the Commission’s position that a tender offer must remain open if there has been a material change to the terms or conditions of a tender offer. The Filing Persons note, however, that the Offer has been fully financed within the meaning of the Commission’s precedents and customary market practice since commencement of the Offer. The Staff has long recognized a distinction between legally binding commitment letters and non-binding financial arrangements. Unlike tender offers containing a “true” financing condition (i.e., where there is only a non-binding financing arrangement or no financing arrangement at all), IMS and Purchaser’s Offer commenced with firm, legally binding commitments for all of the financing they will require to consummate the Offer and the Merger pursuant to commitment letters filed as exhibits to the Schedule TO.

In that respect, the Filing Persons note to the Staff that although a portion of the financing is currently contemplated to be obtained via the Notes Offering, IMS has also received a legally binding commitment from Jefferies Finance LLC for the Bridge Loan Facility in the event that the Notes Offering is not completed on or prior to the closing of the other debt financing.

Therefore, the debt commitment letter obtained by IMS is on customary terms, and is not different in any material respect from other firm, legally binding commitments which the Staff has previously recognized as not raising the same issues as would a tender offer with a “true” financing condition.

In response to the Staff’s comment, the Filing Persons have amended the disclosure in the Offer to Purchase under the section captioned “Source and Amount of Funds” to clarify that even though the Notes Offering is anticipated to be the primary source of funding, the Bridge Loan Facility will be used to the extent necessary to finance the Offer. The Filing Persons have further amended the disclosure in the Offer to Purchase to clarify that the Offer is fully financed, that the proceeds available from the Bridge Loan Facility, if necessary, together with the referenced equity commitment and existing cash balances, will be sufficient to pay the consideration in connection with the transactions contemplated by the Merger Agreement, refinance substantially all of the existing indebtedness for borrowed money of IMS and Baker, and pay related fees, commissions and expenses.

The Offer has been fully financed from the outset pursuant to the legally binding debt commitment letter described in the Offer to Purchase, and the Filing Persons believe that their ability to obtain financing in connection with the Offer and related transactions is certain, as commonly understood in connection with transactions of this nature. The Filing Persons do not, therefore, believe that a material change will occur in connection with, and no additional disclosure or extension of the Offer will be required following, the Filing Persons’ actual receipt of the contemplated financing.

Finally, the Filing Persons would like to promptly pay cash consideration for the tendered shares upon the consummation of the Offer. Requiring that the Offer be extended five business days in order to give notice to the holders of shares of the funding of the financing would require that the funding be placed into an escrow account pending consummation. Funding the financing into escrow may have a material adverse effect on the Filing Persons’ tax position, and would be to the detriment of holders of shares, who would only receive their cash consideration at a later date (subject to the continued satisfaction of the conditions to the Offer), or, if a Company Material Adverse Effect occurs or the transaction otherwise becomes terminable during that five business day period, the benefits of the transaction could be lost to the holders of shares.

The Filing Persons confirm that if there are any material changes to the disclosure set forth in the Offer to Purchase with respect to the Filing Persons’ financing arrangements, the Filing Persons will amend such disclosure. The Filing Persons do not currently expect there to be any such material changes. Absent such changes, the Filing Persons do not believe any disclosure need be disseminated to shareholders.

The Merger Agreement, page 20

6.	We note the statements that the disclosure provided is “not intended to modify or supplement any factual disclosures” and is “not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Baker or IMS.” Please revise as appropriate to remove the implication that the referenced Merger Agreement and summary do not constitute public disclosure.

Response: In response to the Staff’s comment, the Filing Persons have revised the disclosure in this section to state that the Merger Agreement and summary provided should not be relied on as disclosures about Baker or IMS without consideration of the entirety of public disclosures as set forth in public reports filed with the Commission. The Filing Persons do not believe that the sentence, as revised, implies that the Merger Agreement and summary do not constitute public disclosure upon which shareholders may reasonably rely. Rather, the Filing Persons believe that the sentence simply cautions shareholders that the Merger Agreement and summary thereof may not reflect, nor are they intended by the parties to reflect, the actual state of facts or condition of Baker, IMS or the Purchaser without giving consideration to other public disclosures.

The Offer, page 21

7.	You disclose in the penultimate paragraph that you will pay for securities tendered “as promptly as practicable” after expiration of the offer. Rule 14e-1(c) requires that you pay for securities tendered “promptly” after expiration. Please revise.

Response: In response to the Staff’s comment, the Filing Persons have revised the disclosure on page 21 to state that they will pay for securities tendered “promptly” after the expiration of the Offer.

Conditions of the Offer, page 36

8.	Please refer to the paragraph following the bullet points on page 37 where you state, “Our failure at any time to exercise any of the foregoing rights shall not be not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.” This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding.

Response: We confirm our understanding with your statements above.

*    *    *    *    *

As requested in the Comment Letter, we acknowledge that:

•	IMS and Purchaser are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Neither IMS nor Purchaser may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (202) 942-6618 or Kevin Lavin at (202) 942-5461 if you have any questions or would like additional information regarding this matter.

Sincerely,

/s/ J. Matthew Owens
J. Matthew Owens
Arnold & Porter LLP

cc:	Thomas J. Campbell, c/o D.C. Capital Partners, L.L.C.
Kevin J. Lavin, Arnold & Porter LLP